Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Battle Approved Motors Inc.
2801 E. Camelback Road, Suite 200
Phoenix, AZ 85016
BattleApproved.com

Up to $1,069,999.84 in Common Stock at $0.26
Minimum Target Amount: $9,999.86

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Battle Approved Motors Inc.
Address: 2801 E. Camelback Road, Suite 200, Phoenix, AZ 85016
State of Incorporation: DE
Date Incorporated: February 21, 2019

Terms:

Equity

Offering Minimum: $9,999.86 | 38,461 shares of Common Stock
Offering Maximum: $1,069,999.84 | 4,115,384 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.26
Minimum Investment Amount (per investor): $325.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

BAM Legacy Membership provides early access to products, + membership privileges to the Primary investor, spouse, children & children's children (inc. events, track usage, subscription plans, vehicles + parts)

Our private testing facility will be open to its members and their guests. Membership will include access to all tracks, amenities, and perks of being a member. Membership will also grant initial rights to the purchase of a future homesite.

Early Bird

Friends & Family - First 48 hours | 50% bonus shares

Super Early Bird - Next 72 hours | 25% bonus

Early Bird Bonus - Next 7 days | 15% bonus shares

Volume-based

Tier 1 ($500+) - 5% discount for life with Legacy Membership

Tier 2 ($1,000+) - 10% discount for life with Legacy Membership

Tier 3 ($5,000+) - 5% bonus shares + 15% discount for life with Legacy Membership (Silver)

Tier 4 ($10,000+) - 10% bonus shares + 20% discount for life with Legacy Membership (Gold)

Tier 5 ($20,000+) - 15% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

Tier 6 ($50,000+) - 20% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Battle Approved Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $26. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

This company has not launched any products yet and is still in its early development phases. The foundation of our core design and test team are Professional off-road racers that drive $200-800k desert race trucks full time for a living. This is what makes us different to everyone else.

Each stage of development will be held at two facilities. We will conduct double blind tests with our test panel. We call them the 39th Division which is made up of 39 of the top fabricators, designers, engineers, welders, and racers across the US.

Each part will be chosen, by a process of elimination from 100's of designs, with off-road tests designed to show differences between market leaders in each price sector. We also will test with both male and female drivers.

Designed by American engineers, built by the best in the business, tested by professional racers, and made in the US. a pretty cool combination. Once we meet and pass all internal testing requirements, they will be battled approved.

All 3 models are currently unavailable at this time. All 3 models are designed in Solid Works, which is a program used to design vehicles.

Battle Approved Motors was founded on March 25, 2018 and formed on February 21, 2019.

The focus on the company's formation was to start with very little debt and work direct with team members who have put countless hours in leading up to this launch, including but not limited to Auto CAD drawings, Solid Works' designs, R&D, and track testings with scaled down prototypes on professional off-road race tracks.

The will be the first high-end custom UTV straight out of the box. The Ultimate Side by Side, being powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models will tailor to all.

r101 model (0-60 mph in under 6 secs)

s102 model (0-60 mph in under 5.5 secs)

e103 model (0-60 mph in under 5 secs)

We are raising money to complete prototypes and will sell them to two key markets; professional racing families and then direct to consumers, like Tesla does.

Competitors and Industry

Industry Landscape

The industry landscape is made up of a few different types of vehicles. First, the side-by-side (often written as SxS) is a small 2 to 6 person four-wheel drive off-road vehicle, better known as a UTV (utility vehicle, utility task vehicle, utility terrain vehicle). Designed for operation off the highway. Utility Terrain Vehicles, or UTVs, are built and used more for work than recreation. They are able to seat passengers side by side, and are built with some storage space. They're commonly used to haul equipment and supplies in locations that make using a truck impractical or impossible.

Second, Different to an All-terrain vehicle (ATV). With an ATV you 'sit on it' like a motorcycle. With a UTV you 'sit in it' like a car.

Over the last 5 years current manufacturers have been pushing their brands aggressively towards high powered off-road racing. However, these are production vehicles. The parts, welding, and chassis are all designed to make it an affordable and financeable machine at a local dealer, certainly not a professional racing machine. Typically, UTVs were not designed to race, jump, and be powerful. A differentiator for Battle Approved Motors is that our vehicle will be the first UTV designed to do all three.

Market Values

The utility task vehicles market was valued US$ 4.12 Bn in 2017 and estimated to grow with a CAGR of 6.7% during the forecast period from 2018 to 2026.

The UTV market experienced a momentous growth in both sports and utility sectors in the past few years. Especially in 2016 and 2017. This grabbed the attention of several leading off-road vehicle manufacturers to step into this segment.

Market Leaders & Competitors

1. Polaris Industries, Inc. (U.S.) manufacture the RZR (pronounced "razor") is currently the No.1 Best Selling UTV to date. The RZR was launched in 2007 as a 2008 model.

2. Yamaha Motor Company Limited (Japan) produce the YXZ

3. BRP Inc. (Bombardier Recreational Products) is a Canadian company which makes various vehicles. BRP has a long legacy of innovation and has brands like Ski-Doo (snowmobiles), Can-Am, and their Spyder and Ryker (three-wheeled vehicles). In 2007 BRP branded all their terrain vehicle line of products Can-Am. The Can-Am Maverick x3 model was introduced in 2017.

4. Arctic Cat is an American brand of snowmobiles and all-terrain vehicles. They expanded to produce side by side UTVs in 2005. In 2017, Arctic Cat produced its final model year for UTVs after joining Textron with variations of the Wildcat and Prowler being offered under the Textron Off Road brand name. The Arctic Cat brand will return to side-by-side lines later in 2019, for model year 2020 vehicles

5. NIKOLA is a hydrogen-electric truck startup, which is also showing interest in manufacturing an all electric UTV. No models are currently available to purchase, although Nikola have announced that their truck factory is to begin construction in

2020, start building trucks in 2021, and be able to build by 2023.

<u>Market Share</u>

(per Statista Global Side-by-Side ATV Market Share)

Polaris 41%

Can-Am 13%

Arctic Cat 9%

Yamaha 4%

Current Stage and Roadmap

<u>Prior Development History</u>

In early 2015 we began to produce an extreme sports film that had never been done before. We felt it was the most exciting sport never to been seen by the masses. Over the last 4 years that film has turned into multiple films. We've been filming short-course off-road truck racing. The twist is that the drivers are kids. Mod Kids USA documents the lives of an elite class of youngsters (on and off the track) that race mini off-road trucks. This is as exciting as NASCAR, but it's in the dirt with jumps.

In 2017 UTV's started to encroach into short-course racing, which we found to be disappointing. It was nowhere near as exciting to watch, nor do these UTVs perform even close to the trucks.

The UTV market has only getting bigger each year, mainly due to one being able to finance one direct from a dealer. So UTVs are not going away. We thought well if they're not going away and everyone thinks they're cool, then there should at least be one that can perform as good as the trucks.

<u>Future Roadmap</u>

We're already designing and building a race vehicle ready to race by 2022. We have already teamed up with Pro drivers and key brands in the industry.

Our flagship model is the e103m, which is a 2-seater (and 4-seater) All-Electric UTV.

Our product is in the early development stage and we are wanting to build three prototypes to test, race, and show. We have wireframes designed and formed and we need to raise more funds to get to the working prototype stage.

The next phase will be to build our testing prototypes which we estimate will take 12-19 months before we can manufacture the race model.

We have a solid foundation with our team and great partnerships in place. We have two manufacturing facilities for our r101 model, one in Arizona and another in Wisconsin.

Battle Approved Motors was incorporated in Feb 2019.

Concept Team assembled in Sept 2019.

Development team started in Nov 2019.

The manufacturing facilities were secured in Feb 2020.

Completed design development of our concept chassis and e-platform Battle Board. March 2020.

Partnership Development team started in July 2020.

The Team

Officers and Directors

Name: Christopher James Morgans

Christopher James Morgans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Overseeing all aspects of the company. Chris' primary focus in the Company.

Other business experience in the past three years:

- **Employer:** Media Rocka Films / Freestyl3
  Title: Producer
  Dates of Service: November 05, 2015 - Present
  Responsibilities: Research, development, production, editing, and distribution of yearly 90-minute off-road race films.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock shares in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our products in the off-road sector are variants on one type of vehicle, providing a product at a sustainable luxury price point. Our revenues are therefore dependent upon the market for Electric UTVs.

We may never have an operational product or service
It is possible that there may never be an operational electric model or that the product may never get to market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will lose your investment. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't get enough, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Battle Approved Motors Inc was formed on February 21, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Battle Approved Motors Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Battle Approved Motors Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect.
Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to

product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits.
We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.
We may purchase parts from China and Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us.
We may extend credit terms to many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Our patents and other intellectual property could be unenforceable or ineffective.
One of the Company's most valuable assets is its intellectual property. We have a number of trademarks, copyrights, licenses, internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio will be our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our

intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. All patents are not created equal and our patent portfolio will likely be weaker in some countries compared to others. Moreover, even though these patents have not been issued, they could be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. We may be incorrect in our analysis and our future patents could become unenforceable, which could significantly impact the value of your investment. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property Because our product is mechanical and electrical related to automobiles, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future sales on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our future patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our future patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are

unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.

The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

Our products could fail to achieve the sales traction we expect.

Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.

We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

This is a new and unproven industry.
The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

There are several potential competitors who are better positioned than we are to take

the majority of the market.
The UTV and Electric Vehicle industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

The nature of the product means there is a high likelihood we will face product liability lawsuits.
We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is

the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.
We may purchase parts from China and Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us.
We may extend credit terms too many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only conducted tests of smaller prototypes for our intended larger model. Delays or cost overruns in the development and failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and

adversely affect our operating performance and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher James Morgans	20,702,561	Common Stock	85.519

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,115,384 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 24,208,142 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $242.08
Number of Securities Sold: 24,208,142
Use of proceeds: Founder's shares and initial company share issuances.
Date: February 22, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2021. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Foreseeable major expenses based on projections:

Battle Approved Motors intends to use said proceeds to complete development of the Battle Approved Motors' e103 freestyle UTV and advanced charging platform.

This is an all-electric off-road vehicle with multiple parts. Major expenses will be the design, molds, parts, and build, including but not limited to labor costs and testing (on and off the track).

Future operational challenges:

We may experience delays in design and manufacturing of the Battle Approved Motors e103 freestyle UTV. We may experience significant delays in bringing the Battle Approved Motors e103 freestyle UTV to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

Future challenges related to capital resources:

We face significant barriers in development of a competitive EV in a crowded market space. Battle Approved Motors faces significant technical, resource, and financial barriers in development of a battery electric vehicle, although we are one of the first to do this in the off-road space. Although other companies have substantially deeper pockets, large pools of resources, and manufacturing experience, at Battle Approved Motors we already have private exclusive agreements in place with top development partners who have existing relationships with large manufacturers.

Future milestones and events:

There are two milestones that we feel will significantly impact Battle Approved Motors. The first will be the unveiling of our vehicle at SEMA 2022 in Las Vegas. And the second will be breaking ground on our private members-only off-road facility.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Since our inception in 2019, the Company with its designers and shareholders have offered the Company potential lines of credit and the Company intends to use this offering proceeds to increase its marketing efforts, to launch a pre-interest campaign, and complete development of a prototype Battle Approved Motors e103 freestyle UTV, and a prototype Battle Approved Motors advanced travel charging grid.

The Company currently has a revolving line of credit of $10,000 with BBVA Bank on the credit card.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This is the seed money that funds the first phase of the R&D work and it is critical for the remaining R&D work that follows. We will have access to more funds and capital resources as we grow with our community.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are critical for the viability of the company as it primes the first phase of the R&D work which is critical for the remaining R&D work that follows. We will have access to more funds and capital resources as we grow with our community.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum provides funding for approximately seven+ months of R&D with nominal overhead coverage.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum provides funding for approximately 11+ months of R&D with nominal overhead coverage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In 2021, we expect a line of credit of $185,000 to help with early R&D expenses. These R&D are expected to increase to $1.5 million dollars. Battle Approved Motors expects to spend approximately $3 million dollars in capital expenditures for tooling, facilities, and other expenses related to development of manufacturing capabilities required to produce Battle Approved Motors products.

Indebtedness

- **Creditor:** Chris James Morgans
  Amount Owed: $10,140.00
  Interest Rate: 0.0%
  The company's CEO, Chris James, used his company credit card in 2019 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The outstanding balance of this loan as of December 31, 2019 is in the amount of $10,140.

- **Creditor:** Chris James Morgans
  Amount Owed: $22,478.00
  Interest Rate: 0.0%
  The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The

notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

Related Party Transactions

- **Name of Entity:** Chris James Morgans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company's CEO used his company credit card in 2019 to pay for operating expenses.
  Material Terms: The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The outstanding balance of this loan as of December 31, 2019 is in the amount of $10,140.

- **Name of Entity:** Chris James Morgans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company's CEO used his company credit card in 2020 and 2019 to pay for operating expenses.
  Material Terms: The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The outstanding balance of this loan as of December 31, 2020 is in the amount of $22,478.

Valuation

Pre-Money Valuation: $6,294,116.92

Valuation Details:

Our pre-money valuation was determined based on multiple factors including an analysis of our IP, our recent valuations from prior build efforts, analysis of similar stage businesses, our management's experience and history, and our business partnerships. The valuation was determined internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of stock authorized, has no outstanding options, warrants, and other securities with a right to acquire shares, and no shares currently reserved for issuance under a stock plan.

First, with the UTV market currently at $4.2 billion and growing, we feel we are confident enough that Battle Approved Motors can infiltrate at least .15% of the UTV market early on based on market research and needs of current high end buyers. We have reached out to potential buyers in the professional off-road racing space that wish to partake in this new racing class we are developing and garnering this feedback.

Second, Battle Approved Motors believes it is offering a better built vehicle out of the box. It is stronger and safer than current UTVs, due to the design, technology, and materials used. We have already spent a lot of money on design and our Tech IP.

Third, we have analyzed our differentiators in the market. All UTVs are MIG welded (1) and not TIG welded (2). Current UTV companies do not use Chromoly (3) tubing for the framework, nor is the engineering on their framework strong enough to truly protect the driver and passenger safely. Hence most buyers need to go to Custom Fabrication Shops to have them seriously upgraded. Most UTVs also break, so one would need to buy more parts, spend more money, sometimes double if not triple to upgrade them to meet the specs of a standard Battle Approved Motors' UTV. Plus the framework (AKA: the roll cage) on current UTVs is by no means strong enough nor welded to professional race standards.

(1) UTVs currently use sub-par metal tubing and are MIG welded as it's cheap to do. MIG welding is an arc welding process in which a continuous solid wire electrode is fed through a welding gun and into the weld pool, joining the two base materials together. A shielding gas is also sent through the welding gun and protects the weld pool from contamination. In fact, MIG stands for metal inert gas.

(2) Battle Approved uses TIG welding. TIG welding is for motorsports. TIG stands for tungsten inert gas and is technically called gas tungsten arc welding (GTAW). The process uses a non-consumable tungsten electrode that delivers the current to the welding arc. The tungsten and weld puddle are protected and cooled with an inert gas, typically argon. TIG takes longer to do and is far stronger.

(3) Battle Approved uses Chromoly tubing. Chromoly is more expensive, stronger than normal steel, weight for weight, and is commonly used to make high-end bicycle frames, roll cages for race cars, and for fuselages on small aircraft. Chromoly’s high strength-to-weight ratio and high tensile strength makes it an ideal choice for Battle Approved's particular applications. In our manufacturing process chromoly is used to also make our UTVs lighter, so they can go faster and perform better. In the process less of the steel is used so the strength is the same, but the weight is reduced. So with less of it to be stiff, the chromoly frame ends up more flexible than a standard steel one.

We are developing each prototype with heavy track testing with professional racers (including but not limited to CAD design, body design, driver testing, handling, cornering, and suspension) working up to our flagship model all electric platform.

In conclusion, we determined our valuation based on analysis of the above features.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.86 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  31.0%
  Digital social advertising, including but not limited to Instagram, Facebook, and Twitter. Utilizing in-house and third-party public relations companies. Advertising, including but not limited to freeway digital billboard signs and door-to-door mailing list agencies.

- *Research & Development*
  39.0%
  Development, including but not limited to battery packs, suspension, steering rack, steering arms, front and rear end, rolling chassis, and weight distribution. Research not limited to sourcing electronics, material, and parts.

- *Operations*
  24.0%
  Working on the fine-tuning of our designs, including but not limited to, inner and outer body sculpturing, sourcing more designers, manufacturing facilities, garage space, and work and sales staff.

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  26.0%
  On-going design costs and continue discussions with suppliers.

- *Marketing*
  21.0%
  Marketing this all-electric off-road vehicle is extremely important to us. We will continue with ongoing press and digital, while working out ways to compliment traditional advertising models.

- *Operations*
  26.0%
  Parts design and molds.

- *Research & Development*
  21.0%
  Further extensive development on interior

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at BattleApproved.com (http://battleapproved.com/ar19).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/battle-approved-motors

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Battle Approved Motors Inc.

[See attached]

BATTLE APPROVED MOTORS INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Battle Approved Motors Inc.
Phoenix, Arizona

We have reviewed the accompanying financial statements of Battle Approved Motors Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years December 31, 2020 and December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 21, 2021
Los Angeles, California

BATTLE APPROVED MOTORS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 80,690	$ 100
Total current assets	**80,690**	**100**
Total assets	**$ 80,690**	**$ 100**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit cards	12,338	10,140
Total current liabilities	**12,338**	**10,140**
Loan Payable	-	-
Total liabilities	**12,338**	**10,140**
STOCKHOLDERS EQUITY		
Common Stock	255	242
Additional Paid In Capital (APIC)	105,749	3,703
Equity Issuance Costs	(9,840)	-
Retained earnings/(Accumulated Deficit)	(27,812)	(13,985)
Total stockholders' equity	**68,352**	**(10,040)**
Total liabilities and stockholders' equity	**$ 80,690**	**$ 100**

See accompanying notes to financial statements.

December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 9,379	$ -
Cost of goods sold	-	-
Gross profit	9,379	-
Operating expenses		
General and administrative	18,512	13,505
Sales and marketing	3,044	480
Total operating expenses	21,556	13,985
Operating income/(loss)	(12,177)	(13,985)
Interest expense	1,650	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(13,827)	(13,985)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (13,827)**	**$ (13,985)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders Equity
Inception- February 21, 2019	-	$ -	$ -	-	$ -	$ -
Issuance of Common Stock	24,208,142	242	3,703	-	-	3,945
Contribution	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	(13,985)	(13,985)
Balance—December 31, 2019	24,208,142	$ 242	$ 3,703	-	$ (13,985)	$ **(10,040)**
Issuance of Common Stock	1,271,284	13	102,046	(9,840)	-	92,219
Net income/(loss)	-	-	-	-	(13,827)	$ **(13,827)**
Balance—December 31, 2020	25,479,426	$ 255	$ 105,749	(9,840)	$ (27,812)	$ **68,352**

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENT OF CASH FLOWS (UNAUDITED)

December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(13,827)	$	(13,985)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit cards		2,198		10,140
Net cash provided/(used) by operating activities		**(11,628)**		**(3,845)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common shares		102,059		242
Equity issuance costs		(9,840)		3,703
Net cash provided/(used) by financing activities		**92,219**		**3,945**
Change in cash		80,590		100
Cash—beginning of year		100		-
Cash—end of year	**$**	**80,690**	**$**	**100**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Battle Approved Motors Inc was formed on February 21, 2019 ("Inception") in the State of Delaware. The financial statements of Battle Approved Motors Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Battle Approved Motors (BAM) is the first high-end custom UTV straight out of the box. Luxury is purely about ownership experience and performance. This Ultimate Side by Side is powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models (r101, s202, and electric e103) tailor to all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Battle Approved Motors Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The company will earn revenues from the sale of its BAM.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DEBT

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized the issuance of 35,000,000 shares of common stock. As of December 31, 2020 and December 31, 2019, 25,479,426 and 24,208,142 shares of our common stock have been issued and are outstanding.

StartEngine Raise

During the year, the Company raised $105,570 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $9,840 of issuance costs thus bringing the net raise to $95,730.

5. RELATED PARTY

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 is in the amount of $12,338 and $10,140 and has been classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(3,581)	$	(3,622)
Valuation Allowance		3,581		3,622
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss		(7,203)	$	(3,622)
Valuation Allowance		7,203		3,622
Total Net Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $27,812. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company pays $101.87 per month for a shared lab space and $185.07 per month for a shared garage space. No lease agreements have been put in place. During 2020, rent in the amount of $2,770.56 was paid by owner Chris James using his personal credit card and he does not expect to be reimbursed for that.

Rent expense as of December 31, 2020 and December 31, 2019 was $879 and $4,077.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 21, 2021, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Battle Approved Motors

An Elite, Zero Emission Off-Road Electric Vehicle



Website · Phoenix, AZ · TRANSPORTATION

We want our Electric UTV to be like Ferrari meets Tesla in the dirt. Battle Approved Motors (BAM) develops electric vehicle technology for work and performance-based off-road vehicles.

$711,503 raised

984 Investors	$6.29M Valuation
$0.26 Price per Share	$325.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	2 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- The UTV market is currently valued at ~$6 billion and estimated to grow with a CAGR of 6% between 2019 and 2025
- We believe we will be the first high-end Elite UTV straight out of the box, delivering elite ownership, experience, and performance
- Zero emission vehicles with no carbon footprint, no noise pollution, and reliable, high-performing electric batteries

OVERVIEW

The idea for the ultimate UTV is born...

In early 2015, Chris James and his film team began producing an extreme sports film, called Mod Kids USA, which documented the lives of an elite class of youngsters who race mini off-road trucks called mod karts. In our eyes, it was the most exciting sport never-to-been seen by the masses, better than NASCAR, as it's in the dirt with jumps and berms, similar to Supercross. Over the last 5 years, that film has turned into multiple films, now being released on Prime Video.


Mod Kids USA
Making the documentary opened our eyes to the "most exciting sport never-to-been seen by the masses."



Rewards

Get rewarded for investing more into Battle Approved Motors:

$325+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment

Tier 1

5% discount for life with Legacy Membership

$1,000+ Investment

Tier 2

10% discount for life with Legacy Membership

$5,000+ Investment

Tier 3

5% bonus shares + 15% discount for life with Legacy Membership (Silver)

$10,000+ Investment

Tier 4

10% bonus shares + 20% discount for life with Legacy Membership (Gold)

$20,000+ Investment

Tier 5

15% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

In 2017, UTVs started to encroach on short-course racing and began growing in popularity, being more affordable than trucks. The kids in our documentary would have to leave the mod kart class at 16 years old and upgrade either to a larger truck class, which costs close to a quarter of a million, or a UTV which didn't perform as well.

Thus, in 2018 the idea of Battle Approved Motors was born. Since then, as we team up with a number of Pro drivers and key brands in the industry, we have been developing our race model vehicles that will be ready by 2022.


Elite ownership, experience, and performance

Computer generated rendering of vehicle currently in development

Invest for a lifetime discount on our BAM Legacy Membership!

BAM Legacy Membership provides early access to products + membership privileges to the primary investor, spouse, children & children's children. Privileges include events, track usage, subscription plans, vehicles + parts. Membership will include access to our private testing facility and grant the primary investor initial rights to the purchase of a future homesite.


LEGACY
MEMBERSHIP

THE SOLUTION

"We want our Electric UTV to be like Ferrari meets Tesla in the dirt."



Computer generated rendering of vehicle currently in development

Battle Approved Motors will be one of the first high-end Elite UTVs, straight out of the box. We are eliminating the need to go to a fab shop to have a vehicle cut down with a new roll cage and numerous expensive aftermarket parts. As our business development manager, Kenny Osborn puts it, "We are like Ferrari meets Tesla in the dirt". Battle Approved Motors is an early-stage startup currently in the design for manufacturing, test, and validation phases.


BAM
Will be one of the first high-end custom UTV, straight out of the box.

**Computer generated rendering showing vehicle at its lowest suspension level called "ground zero"*

$50,000+
Investment
Tier 6
20% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder

Unlike ATVs (all-terrain vehicles), which are meant for single riders, UTVs (utility task vehicles or utility terrain vehicles) tend to be beefier and allow for "side-by-side" riding, which makes them great for families and allows them to be used on public roadways, not including state and interstate highways. Our UTV is about luxury, ownership, experience, and performance and our 3 Side-by-Side models (r101, s102, and e103) are powerful, strong, stylish, and tailor to all.


3 Side-by-Side Models
Powerful
Strong
Stylish
Tailored to all

Computer generated rendering of vehicle currently in development

THE MARKET

The multibillion-dollar UTV market is fast-growing

The North America ATV and UTV market was valued at USD $4.30 billion in 2018 (Source). The utility task vehicles market was valued at US $4.12 billion in 2017 and estimated to grow with a CAGR of 6.7% during the forecast period from 2018 to 2026 (Source, Source).


U.S. UTV Market
Source: Global Market Insights
2019
2020
2021
2022
2023
2024
2025
2026
>$4B
CAGR (2020-26): 6.7%
>$5.5B
Market Share (2019)
30%
Utility Segment
35%
Sports Segment
Regional Outlook
Southern U.S. market accounted for the largest industry share in 2019

In 2008, the number of UTVs sold in the U.S. was around 270,000 units before the financial crisis took hold. In 2016, that number had grown to just under 411,000! (Source).


UTVs Sold
From 2008-2016 the number of UTVs sold has increased over 1.5x
411K
270K

Battle Approved Motors plans to disrupt the current $6 billion industry by offering a safer professional UTV straight out of the box to the general public. These vehicles will also be street legal in over 32 states, and anyone 16 and above will be able to drive one.


Street Legal In:
32 States
Legally Operational By:
16 years+

Computer generated rendering of vehicle currently in development

OUR TRACTION

A solid foundation with partnerships in place

In February of 2019, BAM was incorporated and in September of 2019, the concept team assembled and got to work. Our development team began working in November of that year and the manufacturing facilities were secured in February 2020. We completed the design development of our concept chassis and e-platform Battle Board in March of this year and started our partnership development team in July. We currently have two manufacturing facilities for our r101 model, one in Arizona and one in Wisconsin.

Manufacturing Facilities

Wisconsin and Arizona are each home to a manufacturing facility for the r101 model.


Wisconsin
Arizona

WHAT WE DO

The one-stop-shop for durability, safety, cleaner energy, and style

Our flagship model is the e103. This is a 2-seater (and 4-seater) All-Electric UTV. We believe that electric is the future and that UTV owners need a better, cleaner option. Therefore, we see ourselves as a clean tech company. Via electrification and with our 3 models, we believe we're able to provide a superior vehicle with better performance and safety features than the competition.

All Battle Approved models are to be built to withstand the harshest conditions worldwide. Using proprietary reinforced tubular frames, crash structures, and roll cages, they will be able to handle extreme winter and summer conditions. The race model also known as The Freestyle, due to the way it can corner, jump, and slide. It is able to withstand “gravel, rock, mud, ice, snow, water, and sand” thanks to its surfboard-like setup, with power and torque figures already exceed that of Rally Championship racers. The Freestyle comes in 3 models; Race Ready, Super, and Elite.


BAM UTVs
Ready to handle extreme winter and summer conditions

Battle Approved Models

Built with:
- Proprietary reinforced tubualar frames
- Crash structures
- Roll cages

BATTLE APPROVED

Although we are still in the early design stages, we believe our UTV model is already cooler and sleeker than any other on the market. The performance of our test vehicles has not only been smooth and fast, but due to the team we are building, we also feel we can get to market in the same timeline as our competitors.

HOW WE ARE DIFFERENT

One of the first UTVs to keep up with the big dogs!

A few years ago we noticed a huge gap in the market at the race-track. There wasn't a UTV that could perform as well as the trucks, and we believe there still isn't today. UTVs were first introduced to help farmers move around their land easier. The fact is, UTVs were not originally designed to be powerful, race, and jump. Our vehicle will be one of the first UTVs designed to do all three.



A Sustainable UTV
- Electric
- Zero emissions
- No carbon footprint

Computer generated rendering of vehicle currently in development

BAM is breaking away from the traditional mold for UTVs and working to build something more economical, greener, better performing, and safer than what currently exists on the market. We are simplifying the process of purchasing a UTV with our one-stop, luxury, all-in-one vehicles that can be used for recreation and performance alike. While current UTVs are mass-produced using metal that is being welded by machines in minutes, Battle Approved UTVs use Chromoly tubing (the same material used by professional racers) and are TIG welded by hand. Chromoly is a chrome-alloy steel, stronger and lighter than mild steel, more commonly used in off-road racing and top of the line bike manufacturing.

BAM Is Something New

Our UTVs are more economical, greener, better performing and safer.



Chromoly Tubing (used by pro racers)

TIG Welded By Hand

**Computer generated rendering showing vehicle at its lowest suspension level called "ground zero"*

THE VISION

On a mission to become the fastest growing off-road brand in North America

In 2022, we will be launching a new off-road racing class, created in partnership with DASH Radio and its founders, featuring the Race Ready model. This launch will become a key marketing platform for the progression of Battle Approved Motors and is described as "an extremely exciting new off-road racing class for 16-year-olds and up, which will also help highlight the impact of climate change and in time promote the adoption of electric vehicles moving forward to help preserve the environment."

> "An extremely exciting new off-road racing class for 16-year-olds and up, which will also help highlight the impact of climate change..."



Within 3-5 years we believe that Battle Approved Motors will be the fastest growing off-road brand in North America. With passion and vision behind us, we will continue to grow our income generated from our race-ready models, utilizing the technical minds of our race teams' engineers.


3 yrs
5 yrs

Fastest Growth

> We believe that BAM will be the fastest growing off-road brand in North America.



Computer generated rendering of vehicle currently in development

OUR LEADERSHIP

Innovation lead by professional racers and successful entrepreneurs

Founded by Chris James, a former BMX racer, film-maker, and entrepreneur, Battle Approved Motors is an early-stage startup currently in the design for manufacturing, test, and validation phases. After creating and producing the successful extreme sports film series "Mod Kids USA," available on Prime Video, James went on to work extensively on the Battle Approved Motors concept for the last five years.

The team at BAM is now made up of both successful entrepreneurs and professional racers. Our team is currently 9 members and expected to grow to over 26 people over the next 18 months.

BAM Team Growth

Within the next 18 months we are set to grow our team nearly **3x**


26
9

WHY INVEST

UTVs are here to stay, so let's make them into something great

As UTVs continue to grow in popularity, with a market valued at $6 billion, we are providing a solution of the highest quality and caliber. Built with style in mind and made to withstand the harshest conditions worldwide, our UTVs are better for the environment and make it easier for consumers to get their needs met in one place. Our investors are professional racers, weekend warriors, and performance enthusiasts and now, we want to be able to give the off-road community, our supporters, and future owners, the opportunity to share in our financial goals. We want Battle Approved Motors to be a company for the people, and families who just love the outdoors, as well as a company where they can be a shareholder, and together exceed our future plans, expectations, and goals. We hope you will join us in our vision to disrupt the market, change the off-road industry, and revolutionize the UTV experience.

We're The Game Changer

BAM UTVs are stylish, safe, powerful, strong and environmentally friendly.



$6B Market Value

Backed By

- Pro Racers
- Weekend Warriors
- Performance Enthusiasts

Computer generated rendering of vehicle currently in development

Feb 2019 — Incorporated

Incorporated in Feb 2019.

Sept 2019 — Concept Team assembled

Concept Team assembled in Sept 2019

Nov 2019 — Development team started

Development team started in Nov 2019

Feb 2020 — Manufacturing facilities secured

Manufacturing facilities secured in Feb 2020

March 2020 — Completed design development of our concept chassis and e-platform Battle Board

Completed design development of our concept chassis and e-platform Battle Board in March 2020.

July 2020 — Partnership Development team started

Partnership Development team started in July 2020

Oct 2020 — Start Engine Ref CF Launch

Start Engine Ref CF Launch in Oct 2020

Meet Our Team



Chris James

Founder, Chief Executive Officer, Director

James comes from a racing family. James and his younger brother use to race BMX professionally and his father raced Formula 3 back in the sixties.

James is a proven business leader who has achieved success in a number of endeavors, from film to music to entrepreneurship. His out-of-the-box, creative instinct adds a major layer to Battle Approved Motors.

James is the CEO of Battle Approved Motors, as well as the creator and producer of the successful extreme sports film series "Mod Kids USA," available on Prime Video.

He's accomplished numerous accolades in the entertainment industry, as a musician and on the business side for over 30 years.

James developed three highly successful UK and US-based record labels. He also has a Number 1 record in Japan as a recording artist. Combined, he sold more than 4.7 million units.

Taking all that skill-set and experience, James has been working extensively on the Battle Approved Motors concept for the last five years.



Kenny Osborn

Development Manager

Osborn recently resigned from the day-to-day operations of Black Rhino Performance (a San Diego based UTV Retail, Service, Maintenance, and Repair Center) to focus on the development of Battle Approved Motors.

Black Rhino Performance was founded back in 2004 and grew to 20-plus employees with two locations including a 24,000 sq.ft facility selling thousands of various products. Osborn took full control of the company in May 2011. In 2012 Black Rhino purchased Racer X Motorsports, a premier communications company. Osborn's twin boys (Bryan and Alex) also raced off-road professionally from 12 years old.

Today Black Rhino, Inc. is a thriving business with sales on the rise, multiple sponsored racing series, and many individually sponsored drivers. Black Rhino is as devoted to UTVs and the sport of UTV racing as ever.



Mark Gantt

Creative Manager

As one of the early pioneers of the digital era, Mark is best known for co-creating, writing, producing, and starring in Crackle's groundbreaking, Streamy award-winning series, The Bannen Way. The show went on to win 4 Streamy Awards (Best Actor 'Mark Gantt,' Best Drama, Director, and Editor), nominated for the BANFF award, and two Webby Awards.

Mark's love for design and photography led to a twenty-five-year film and TV career where he learned the business from the ground up. Mark voices the narration for the Mod Kids' film series available on Amazon's Prime Video.

Directing credits include three Lifetime thrillers, Murder In Mexico, Model Citizen, and The Surrogate, as well as a pilot, Intricate Vengeance, for Ron Howard and Brian Grazer's New Form Digital. He's also directed national commercials and promos for GMC, Nissan, Lifetime, Fox, AOL, Freeform, Capital One, Kohl's, and ESPN.

Mark's onscreen credits include Criminal Minds, Dexter, American Horror Story: Hotel, Ocean's Eleven, Charlie's Angels: Full Throttle, Buffy, the Vampire Slayer, Major Crimes, and The Arrangement.

He lives in Los Angeles with his wife, actress/writer Brianne Davis-Gantt, their son Davis, and dog Bear.

Offering Summary

Company	:	Battle Approved Motors Inc.
Corporate Address	:	2801 E. Camelback Road, Suite 200, Phoenix, AZ 85016
Offering Minimum	:	$9,999.86
Offering Maximum	:	$1,069,999.84
Minimum Investment Amount (per investor)	:	$325.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	38,461
Maximum Number of Shares Offered	:	4,115,384
Price per Share	:	$0.26
Pre-Money Valuation	:	$6,294,116.92

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

BAM Legacy Membership provides early access to products, + membership privileges to the Primary investor, spouse, children & children's children (inc. events, track usage, subscription plans, vehicles + parts)

Our private testing facility will be open to its members and their guests. Membership will include access to all tracks, amenities, and perks of being a member. Membership will also grant initial rights to the purchase of a future homesite.

Early Bird

Friends & Family - First 48 hours | 50% bonus shares

Super Early Bird - Next 72 hours | 25% bonus

Early Bird Bonus - Next 7 days | 15% bonus shares

Volume-based

Tier 1 ($500+) - 5% discount for life with Legacy Membership

Tier 2 ($1,000+) - 10% discount for life with Legacy Membership

Tier 3 ($5,000+) - 5% bonus shares + 15% discount for life with Legacy Membership (Silver)

Tier 4 ($10,000+) - 10% bonus shares + 20% discount for life with Legacy Membership (Gold)

Tier 5 ($20,000+) - 15% bonus shares + 25% discount for life with Legacy Membership (Platinum) + Private testing facility tour

Tier 6 ($50,000+) - 20% bonus shares + 30% discount for life with Legacy Membership (Black) + Private testing facility tour + 1 on 1 call with founder

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Battle Approved Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.26 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $26. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Earth is hiring

6 days ago


Earth is hiring

Battle Approved Motors will continue to align with partners that share the same philosophy on protecting the environment and investing in research and development projects that have a positive effect on the planet. BAM looks forward to collaborating on further research and the development of green technologies in the automotive space.

Over the last few years, country after country has laid out ambitious climate action goals and policies. To achieve these goals, the world will need millions of workers transitioning into and joining the green economy.

Today is Earth Day! And we challenge you to make a personal pledge to do something good for the planet and stick with it. You'll feel better for it, we promise you that!

The greening of the economy is well underway. Green and Clean Tech jobs have been growing 1.5% faster across multiple platforms. Earth is hiring, and the opportunity for sustainable, green work is bigger than ever before.

We all have an important role to play. So what will you pledge this Earth Day?

BAM - **Rolling to the future ✓**

Notice of Material Change in Offering

6 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Battle Approved Motors offering. Here's an excerpt describing the specifics of the change:

Battle Approved Motors Inc. is extending the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

15 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Battle Approved Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Battle Approved Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Founder of The Strack Group, Peter Strack, joins the BAM advisory board!

21 days ago

We're excited to announce the addition of serial entrepreneur Peter Strack to Battle Approved Motors. Peter is the founder of venture capital firm The Strack Group and brings a wealth of knowledge to BAM. His latest tech company was acquired for $102 million, and he is an active investor in innovative startups.

"Battle Approved Motors is a no-brainer. Electric, motorsports, and being off-grid. I can't wait! The team is cutting edge and already has exceptional infrastructure. I'm confident that BAM will be successful, as they already have an identity and position in the marketplace."

- **Peter Strack**, Advisor to BAM



Ethan Pole Joins Battle Approved Motors!

27 days ago

We're excited to welcome Ethan Pole to the Battle Approved development department.

Ethan is a highly motivated and energetic professional who just loves the outdoors. He is respected for innovation, effective problem-solving, and decision-making skills.

Ethan also has family ties to racing. His grandfather ran a pit crew for Al Uncer Sr. in the Indy Race Car circuit. Al won the Indianapolis 500 two times and has 34 IndyCar wins.

"I truly look forward to the rise of BAM and working with the strong team that has been put together."

- **Ethan Pole**



BAM Campaign is Firing Up!

about 1 month ago



⚡ **Turning the Tables** (If you turn the tables, you gain the advantage)

2023 is supposed to be the year of the electric vehicle. So now is the time to invest.

The growing climate crisis led to countries trying to wean consumers and companies off of gasoline. By 2030, Germany is planning for up to 10 million EVs to be on its roads and California is aiming for 5 million. While Canada is shooting for 100% of new sales to be zero-emission vehicles by 2040. So this is getting real folks!

A recent Strategy Analytics report predicts that by 2027, electrified vehicles of all types will make up approaching 40% of global light-vehicle output. And new methods, like solid-state sodium batteries may also hold the key to more efficient, longer-lasting charges. And BAM is looking to solve that problem — as well as other parts of the electric puzzle.

Note: We're now over 52% subscribed, so there is still time to invest (or top up your current BAM investment) until the current offering maximum of $1.07m is met. You may also invite your inner-circle to join the BAM fam by cutting and pasting the link below.

https://www.startengine.com/battle-approved-motors

Rolling to the future.

- Battle Approved ✓

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Battle Approved Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Battle Approved Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

📈 600 Investors & Climbing!

2 months ago

In under 4 months BAM has attracted over 600 founding investors. We can't thank you all enough for your belief and encouragement over this short time.

We have some exciting partnership announcements to come. In the meantime please share our page with your friends and colleagues and check out our BAM E-Lite trailer; the elite carrying case for future CyberTruck owners and our e103 UTV.



Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Battle Approved Motors has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Battle Approved Motors be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

⚡ 500 Strong!

3 months ago

The BAM campaign has now over 500 investors! In under 3 months Battle Approved Motors has attracted 500+ founding investors who now own equity in BAM's one-stop-shop for durability, safety, cleaner energy, and style.

We're on a mission to become the fastest growing off-road brand in North America.

Remember you can top up your BAM investment at anytime! And you may also share this campaign with your friends, family, and colleagues by copying and pasting the below link.

https://www.startengine.com/battle-approved-motors

BAM connecting truck + future cybertruck owners with our UTVs.

Rolling to the future.

- Battle Approved ✓



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Paul C. a day ago

Having invested in many EVs myself. I am unsure how we can know you are experts in fields. Without giving the investor any idea how you will propel the vehicle. I do realize you state, you can not provide spec or description, But again without knowing, is this charging, RNG, CNG, ? love to invest, but not sure the companies experience or how those goals are being attained. Previous investments I have done, have at least given a proof of concept.

Charles C. 1 INVESTMENT INVESTED 6 days ago

Greetings BAM!

I too am interested in T-Shirts when available. Will they cost anything? Also I am interested in your Start Engine Secondary. If you could keep me updated on these & let me know if I need to join the secondary? I am already an investor in BAM. Have a great day & keep up the awesome technology!
Thank you, Truly!
Mr Crum

> **Battle Approved Motors Team** - Battle Approved Motors 6 days ago
>
> Hello Charles. Our apparel capsule collection (for investors only) will be discounted according to BAM Legacy membership. As far as Start Engine Secondary, if you are interested in signing up to that, click 'Trade' at the top of the page. (FYI: BAM is currently not on Secondary)

Daniel N. 3 INVESTMENTS INVESTED 19 days ago

Hey bam team I would like to know if we have any stickers or t-shirt to support our BAM Nation and beyond

> **Battle Approved Motors Team** - Battle Approved Motors 16 days ago
>
> Hi Daniel. We will have a BAM apparel capsule collection (for investors only) dropping soon. Vehicle decal and sticker packs also.

Ousman J. SE OWNER 5 INVESTMENTS INVESTED 21 days ago

BAM entrepreneurs and staff, is it that all the updates bring to your investors are adding up only personnel? The only updates from BAM is addition of another staff every time, Ethan Pole, now Peter Strack. Guys come on please. We, the investors need update on some serious developments in the progress of the projects but not frequent addition of paid staff. All these additions of seasoned staff only adds up the expenditures on salary and compensations. I am trying to be positive but I am getting disappointed also. This observation is not only from me but some of the friend investors I am trying to bring them on board as investors to BAM. Thank you

Ousman Jassey

> **Battle Approved Motors Team** - Battle Approved Motors 20 days ago
>
> Hello Ousman. We're 5 months young. The last two were about adding two great people to the BAM crew for sure! Two people we're extremely excited about having on board. We're very focused on people. (Side note: key BAM members each have over 3 decades of experience building companies from the ground up)
>
> Businessman and investor Marcus Lemonis (from CNBC's The Profit) has shared his personal recipe for business success with the world many times.
>
> The 3 Ps: People, Process, and Product. That is what he evaluates when he is considering investing in a business.
>
> Back in 2017 Ramon Ray asked Marcus on Twitter "If there was a 4th principle to the 3 P's - what would it be?" He replied back with "If you want to create a successful business, then the 4th P is PASSION"
>
> Well, we would add a 5th to that, and that is PARTNERSHIPS.
>
> Our updates overtime will likely revolve around these 5 P's. People, Process, Product, Passion, and Partnerships.
>
> We have amazing things to announce moving forward, although we as a company choose not to be overly intrusive nor share publicly our inner-workings. As a shareholder you will receive added information from time to time outside of the Start Engine platform. Always focused! Rolling to the future. ✓

R F. 2 INVESTMENTS 25 days ago

Price "will be set at a sustainable luxury price point"... ???? This is a key piece of information that would help me and I would think other investors make a decision to invest

> **Battle Approved Motors Team** - Battle Approved Motors 23 days ago
>
> We are not releasing specs/prices until we begin accepting reservations. We understand that might be frustrating to hear, although being 5 months young. Maybe check out a future round when we get to that stage. Thanks. Rolling to the future. ✓

Douglas B. 3 INVESTMENTS 25 days ago

We believe we will be the first high-end Elite UTV straight out of the box, delivering elite ownership, experience, and performance:

What is the price to the consumer to purchase a base model high end BAM UTV? And what is the cost to manufacture the based model BAM UTV?

What is the plan for use of the capital raised?

Zero emission vehicles with no carbon footprint, no noise pollution, and reliable, high-performing electric batteries:

This is only a statement and it would not impact a decision to make this investment. I am fine with oil based fuel, but I am also in favor of less emissions. My wish is that we will talk honestly and the term zero emissions was not used unless it can be proven a vehicle is built, transported, charged and disposed of entirely with solar and/or wind and/or nuclear and/or Hydrogen fuel cells. We are a long way from a zero emissions no matter what the supportors of the so-called green economy say.

Battle Approved Motors Team - Battle Approved Motors 23 days ago
Douglas. As you know we're not releasing specs/prices until we begin accepting reservations. The information we wish to share at this time in this early round is on this funding page. Our race model and race series will be the R&D and marketing moving forward to the BAM consumer models. This is where our expertise centers. We're in high-performance and do not plan on any low cost entry-models, unless we did a BAM ATV. As we start to announce our partnerships this will also give a clearer picture. We're 5 months young. It's the people behind the company that have the knowledge, passion, and drive to make this successful with the help of our investors. The vehicle itself will be a Zero-Emission Vehicle.

---

ron t. SE OWNER 17 INVESTMENTS INVESTED 25 days ago
As a guy who raced bikes and carts against the likes of Freddy Flintstone I would like to point out that Unser family would probably appreciate having their name spelled properly. That said, living in central AZ. I would like to invest and own one but, as Kevin mentioned below, need more specific info on pricing, specs, etc. before hitting the invest button.

Battle Approved Motors Team - Battle Approved Motors 23 days ago
Hi Ron. Typo noted and will try to update that on the back end. Thank you for spotting that. As we're not releasing specs/prices until we begin accepting reservations, this can be frustrating for some people. We'll get to that stage on a future round. Rolling to the future. ✓

Kevin M. 5 INVESTMENTS a month ago
I didn't see what the price on one of these Utv would be

Battle Approved Motors Team - Battle Approved Motors 25 days ago
Hello Kevin. Information we wish to share is on this funding page. We are not releasing prices until we begin accepting reservations, but it will be set at a sustainable luxury price point. Happy Easter! Rolling to the future. ✓

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Battle Approved Motors

An Elite, Zero-Emission Off-Road Electric Vehicle

One of the first high-end Electric UTVs straight out of the box, delivering elite ownership, experience, and performance.

The UTV market is currently valued at six billion dollars. And now with the Electric Vehicle Revolution reports suggest an added four billion revenue opportunity per year by 2030.

Our vehicles will require little maintenance which in turn will hand down huge savings overtime to owners.

Zero-emission vehicles with no carbon footprint, no noise pollution, yet powerful and reliable.

We Are UTV. BAM!!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.